February 19, 2025

Daniel Mamadou
Chief Executive Officer
Welsbach Technology Metals Acquisition Corp.
4422 N. Ravenswood Ave. #1025
Chicago, IL 60640

David Wilcox
Managing Member
Evolution Metals LLC
516 S Dixie Hwy, Unit 209
West Palm Beach, FL 33401

Kim Sang-Min
Chief Executive Officer
Handa Lab Co., Ltd.
#D3-201, 7-12 D-Bridge
179, Daehak-ro, Yuseong-gu,
Daejeon, Republic of Korea

Andy Chun
Chief Executive Officer
KMMI Inc.
46 Blue Seo-ro 2gil, Donghae-myeon, Nam-gu
Pohang-si, Gyeongsangbuk-do, Republic of Korea

Chang-bae Lee
Chief Executive Officer
KCM Industry Co., Ltd.
65 Gado-ro, Gunsan-si
Jeollabuk-do, South Korea (Osikdo-dong)

Kim Kang-yong
Chief Executive Officer
NS World Co., Ltd.
99, Naechuoksu-gil, Bugi-myeon, Cheongwon-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea
 February 19, 2025
Page 2

Rob Feldman
Chief Executive Officer
Critical Mineral Recovery, Inc.
815 State Hwy OO
Fredericktown, MO 63645

        Re: Welsbach Technology Metals Acquisition Corp.
            Amendment No. 2 to Registration Statement on Form S-4
            Filed on February 10, 2025
            File No. 333-283119
Dear Daniel Mamadou, David Wilcox, Kim Sang-Min, Andy Chun, Chang-bae Lee, Kim Kang-yong, and Rob Feldman:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed February 10, 2025 General

1. We note that you have removed the "controlled company" disclosure throughout your registration statement. Following the completion of the business combination, it appears that David Wilcox will hold 59.4% of the voting power of New EM. Please reinstate the "controlled company" disclosure or advise.
Beneficial Ownership of Securities, page 460

2. We note your response to our Comment 43 from our December 10, 2024 letter. Please advise as to whether you have received a response regarding the voting and/or dispositive power of the securities owned by Springrock Management Inc.
and
       Broughton Capital Group. If not, please tell us what additional attempts you have made to obtain the information requested by that comment.
Index to Financial Statements , page F-1

3. Please note the financial statement updating requirements of Rule 3-12 of Regulation
       S-X.
 February 19, 2025
Page 3

Exhibits

4. We note that you have provided a "form of" tax opinion as exhibit 8.1. Please file the actual signed, dated tax opinion, not merely the form.
       Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Craig Linder
      Thomas Short